RMS

17005526

SEC

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response | 12.00 |

SEC Mail Processing Section

FEB 24 2017

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-65183 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MHT SECURITIES, L.P.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2021 MCKINNEY AVE, SUITE 1950
(No. and Street)

DALLAS (City) TEXAS (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEVIN MACKENROTH 214-269-1896
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MONTGOMERY COSCIA GREILICH, LLP
(Name – *if individual, state last, first, middle name*)

2500 DALLAS PARKWAY, SUITE 300, PLANO, TEXAS 75093
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

B.S.

# OATH OR AFFIRMATION

I, SHAWN D. TERRY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
MHT SECURITIES, L.P. , as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

JACKIE SHEPHERD
Notary Public, State of Texas
Comm. Expires 12-01-2020
Notary ID 1092836-6

Signature

MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MHT SECURITIES, L.P.
**(formerly known as MHT MidSpan Securities, L.P.)**

**Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission**

**For the Year Ended December 31, 2016**

**(With Report of Independent Registered Public Accounting Firm)**

**MHT SECURITIES, L.P.**
**INDEX**

**MONTGOMERY COSCIA GREILICH LLP**
972.748.0300 p
972.748.0700 f

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of MHT Partners Management Company, LLC and
the Partners of MHT Securities, L.P.

We have audited the accompanying statement of financial condition of MHT Securities, L.P. (the "Company") as of December 31, 2016, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, including Net Capital Computation, Computation of Basic Net Capital Requirement, Computation of Aggregate Indebtedness, Reconciliation with Partnership's Allowable Net Capital, Exemptive Provisions Under Rule 15c3-3 and Changes in Liabilities Subordinated to Claims of General Creditors, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Montgomery Coscia Greilich LLP

**Montgomery Coscia Greilich LLP**
Plano, Texas
February 13, 2017

MHT SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

| | | |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ | 30,764 |
| Accounts receivable, net | | 0 |
| Prepaid Expense | | 1,188,264 |
| TOTAL ASSETS | $ | 1,219,028 |
| **LIABILITIES AND PARTNERS' CAPITAL** | | |
| CURRENT LIABILITIES | | |
| Accounts payable | $ | 4,053 |
| TOTAL LIABILITIES | | 4,053 |
| PARTNERS' CAPITAL | | 1,214,975 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | $ | 1,219,028 |

The accompanying notes are an integral part of these financial statements.

# MHT SECURITIES, L.P.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2016

| | | |
|---|---|---|
| REVENUE | | |
| Success & retainer fees | $ | 1,842,604 |
| Consulting Fee | | 100,000 |
| Retainers | | 16,300 |
| Interest income | | 0 |
| Other income | | 7,538 |
| Total revenue | | 1,966,442 |
| EXPENSES | | |
| Compensation and benefits | | 583,028 |
| Occupancy and equipment | | 126,844 |
| Regulatory fees and expenses | | 17,510 |
| Communications | | 38,191 |
| Promotional expenses | | 44,812 |
| Other expenses | | 93,764 |
| Total expenses | | 904,149 |
| Income before taxes | | 1,062,293 |
| Provision for state income taxes | | - |
| NET INCOME | $ | 1,062,293 |

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2016

| | General Partner | Limited Partner | Total |
|---|---|---|---|
| Beginning Balance, January 1, 2016 | $ 579 | $ 152,103 | $ 152,682 |
| Net Income | 106 | 1,062,187 | 1,062,293 |
| Ending Balance, December 31, 2016 | $ 685 | $ 1,214,290 | $ 1,214,975 |

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| NET INCOME | $ | 1,062,293 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| (Increase) decrease in assets: | | |
| Accounts receivable | | 6,996 |
| Prepaid expenses | | (1,188,264) |
| Increase (decrease) in liabilities: | | |
| Accounts payable | | (8,711) |
| Accrued expenses | | (473,524) |
| Cash used in operating activities | | (601,210) |
| NET DECREASE IN CASH | | (601,210) |
| CASH AT BEGINNING OF YEAR | | 631,974 |
| CASH AT END OF YEAR | $ | 30,764 |
| **SUPPLEMENTAL INFORMATION:** | | |
| CASH PAID FOR INTEREST | $ | - |
| CASH PAID FOR INCOME TAXES | $ | 2,698 |

The accompanying notes are an integral part of these financial statements.

## 1. BUSINESS

MHT Securities, L.P., formerly known as MHT MidSpan Securities, L.P. (the "Partnership") was formed, under the laws of the State of Texas, as a partnership on November 17, 2001 and will continue indefinitely until termination at the discretion of the general partner. The Partnership is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act"). The Partnership advises on mergers and acquisitions and acts as a placement agent in the private placement of securities. The General Partner is MHT GP Securities, L.L.C.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Basis of Accounting

The Partnership's financial statements have been prepared on the accrual basis of accounting.

### Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid investments, which are not held for sale in the ordinary course of business, with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2016, cash and cash equivalents included cash in bank and money market accounts.

### Accounts Receivable

Accounts receivable consist primarily of retainers, fees and expense reimbursements earned during the year but not received as of year-end. The majority of revenue is derived from retainers collected in advance of work and financial advisory fees collected upon closing of an engagement. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely management determined collectability is reasonably assured; as such, the Partnership does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables. Any receivables deemed uncollectible are expensed in the appropriate period.

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. At December 31, 2016, the Partnership was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

### Revenue and Cost Recognition

The Partnership recognizes revenue and costs in the period earned or incurred. Monthly retainer fees for on-going marketing, advisory, research and other financial advisory transaction related services are typically earned in the same month they are received and may be credited at closing. Success fees or brokerage commissions are recognized upon completion of the transaction closing documents. Selling, general and administrative costs are charged to expense as incurred.

### Expense Allocations

Certain expenses (including, but are not limited to, payroll costs and rent expense) are allocated to the Partnership by a related party, pro-rata, in relation to each of the related entity's share of revenue, generated from the utilization of such expenses. The majority of these expenses are the responsibility of the related party and are not due or payable directly by the Partnership.

Direct expenses of the Partnership, paid by the related party, are allocated in full to the Partnership as they are incurred.

### Income Taxes

Net earnings are allocated to the partners based on their ownership percentages. Federal income taxes on Partnership income are payable personally by the partners. Accordingly, no provision has been made for federal income taxes. The Partnership is subject to state margin taxes.

The Partnership accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First, the Partnership must determine whether any amount of the tax benefit may be recognized. Second, the Partnership determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2016, the Partnership had no uncertain tax positions. Accordingly, the Partnership has not recognized any penalty, interest or tax impact related to uncertain tax positions. The statute of limitations differs from state to state; however, generally, tax years 2013-2016 remain open to examination as of the balance sheet date.

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Concentration of Credit Risks

Concentrations of credit risk consist of cash maintained in banks and accounts receivable. The Partnership places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. At times during the year, however, cash in banks may exceed federally insured limits. Accounts receivables are typically supported by legally binding contracts. Management believes that its engagement acceptance, billing and collection policies are adequate to minimize potential credit risk on accounts receivable. Management continuously evaluates billings for potential uncollectible amounts.

### Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, *Fair Value of Financial Instruments*, the Partnership calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. At December 31, 2016, the Partnership's financial assets and liabilities are carried at market value which approximates current fair value.

## 3. RELATED PARTY TRANSACTIONS

### Common Control

The Partnership and various entities are under common control and the existence of that control creates operating results and financial positions significantly different than if the entities were autonomous.

### Allocated Expenses

The Partnership shares expenses relating to rent, utilities, office expenses and payroll with a related party. The Partnerships' allocation of shared expenses for the year ended December 31, 2016 was $856,207. At December 31, 2016, the Partnership had prepaid expenses of $1,188,264 to the related party.

## 4. PARTNERS' CAPITAL

The management, control and direction of the Partnership and its operations, business and affairs is vested exclusively in the General Partner. Additional capital contributions and distributions are made at the discretion of the General Partner in accordance with the Partnership agreement. Income and losses are allocated .01% to the General Partner and 99.99% to the Limited Partners, in proportion to their respective sharing ratios. To the extent required by law, Limited Partners shall not be personally liable for obligations of the Partnership.

## 5. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Partnership does not have any possession or control of customer funds or securities.

## 6. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2016.

## 7. SUBSEQUENT EVENTS

The Partnership has evaluated events or transactions occurring after December 31, 2016, the balance sheet date, through February 13, 2017, the date the financial statements were issued, and determined there have been no such events or transactions which would impact our financial statement for the year ended December 31, 2016.

*Supplemental Information*

*Pursuant to Rule 17a-5 of the*

*Securities Exchange Act of 1934*

*As of and For the Year Ended*

*December 31, 2016*

MHT SECURITIES, L.P.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17A-5
DECEMBER 31, 2016

**Net Capital Computation**

| | | |
|---|---|---|
| Total partners' capital | $ | 1,214,975 |
| Non-allowable assets: | | |
| Prepaid expense | | (1,188,264) |
| Total non-allowable assets | | (1,188,264) |
| Haircuts on securities | | - |
| Total changes in partners' capital | | (1,188,264) |
| Net allowable capital | $ | 26,711 |

**Computation of Basic Net Capital Requirement**

| | | |
|---|---|---|
| Minimum net capital required | $ | 270 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000 |
| Net capital requirement | $ | 5,000 |
| Excess net capital | $ | 21,711 |

**Computation of Aggregate Indebtedness**

| | | |
|---|---|---|
| Total aggregate indebtedness | $ | 4,053 |
| Percentage of aggregate indebtedness to allowable net capital | | 15.17% |

See report of independent registered public accounting firm on supplemental schedules.

**Reconciliation with Partnership's Allowable Net Capital**

| | | |
|---|---|---|
| Net allowable capital- As reported in Company's unaudited FOCUS report | $ | 26,711 |
| Net Company audit adjustments and rounding | | - |
| Adjusted net allowable capital, per audited financial statements | $ | 26,711 |

**Exemptive Provisions Under Rule 15c3-3**

The Company is exempt from Rule 15c3-3, because they maintain a special account for the exclusive benefit of customers in accordance with Rule 15c3-(k)(2)(i).

**Changes in Liabilities Subordinated to Claims of General Creditors**

| | | |
|---|---|---|
| Such claims at January 1, 2016 | $ | - |
| Additions | | - |
| Reductions | | - |
| Balance of such claims at December 31, 2016 | $ | - |

**MONTGOMERY COSCIA GREILICH LLP**
972.748.0300 p
972.748.0700 f

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Managers of MHT Partners Management Company, LLC and
the Partners of MHT Securities, L.P.

We have reviewed management's statements, included in the accompanying MHT Securities, L.P.'s Exemption Report, in which (1) MHT Securities, L.P. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that MHT Securities, L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Montgomery Coscia Greilich LLP

**Montgomery Coscia Greilich LLP**
Plano, Texas
February 13, 2017

MHT
SECURITIES

Member FINRA/SIPC

**MHT Securities, LP**'s Exemption Report

**MHT Securities, LP** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

MHT Securities, LP

I, Shawn D. Terry, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** ____________________

Title: Managing Director

**January 27, 2017**

2021 McKinney Ave, Suite 1950| Dallas, Texas 75201 | phone 214.661.1290 | fax 214.954.9995 | mhtpartners.com

**MONTGOMERY COSCIA GREILICH LLP**
972.748.0300 p
972.748.0700 f

**INDEPENDENT REGISTERD PUBLIC ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)**

To the Board of Managers of MHT Partners Management Company, LLC and
the Partners of MHT Securities, L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by MHT Securities, L.P. (the "Company") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. MHT Securities, L.P.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check detail and accounts payable detail at December 31, 2016) noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance, details, quarterly focus and SSOI reports), noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance, details, quarterly focus and SSOI reports), supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Montgomery Coscia Greilich LLP

**Montgomery Coscia Greilich LLP**
Plano, Texas
February 13, 2017

**SIPC-7**

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2672*********************MIXED AADC 220
65183 FINRA DEC
MHT SECURITIES LP
2021 MCKINNEY AVE STE 1950
DALLAS TX 75201-2408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KEVIN MACKENROTH
214-269-1896

2. A. General Assessment (item 2e from page 2) $ 4607

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 4554

________________
Date Paid

C. Less prior overpayment applied (______

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 53

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☐ Funds Wired ☐**
**Total (must be same as F above)** $ 53

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

________________________________

________________________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MHT Securities, LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 31 day of January, 20 17.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2016**
and ending **12/31/2016**

**Item No.** | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,966,442

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

SEE ATTACHED 123,838

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 123,838

2d. SIPC Net Operating Revenues $ 1,842,604

2e. General Assessment @ .0025 $ 4,607

(to page 1, line 2.A.)

**MHT Securities, LP**
**SIPC - 6 Assessment**
**For period ending June 30, 2016**

**Section 8 Detail**

| | |
|---|---|
| Retainers | 11,300 |
| Reimbursed Expenses (at cost) | 7,538 |
| Consulting Fee - Victory Fuels | 100,000 |
| | |
| Total Deductions | 118,838 |